Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated: February 5, 2004

EPCOS AG

(Translation of registrant’s name into English)

St.-Martin Strasse 53

D-81669 München

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report on Form 6-K contains:

-	Press Release of February 5, 2004 with first quarter results just everywhere …

Interim Report of EPCOS AG at December 31, 2003

About EPCOS

The EPCOS Group, a manufacturer of passive electronic components headquartered in Munich, is market leader in Europe and number two worldwide. EPCOS offers a comprehensive portfolio of about 40,000 different products. The Group operates design, manufacturing and marketing facilities in Europe, the Americas and Asia.

Passive electronic components are found in every electrical and electronic product – from automotive and industrial electronics through information and communications to consumer electronics. Components from EPCOS store electrical energy, select frequencies, and protect against overvoltage and overcurrent.

In fiscal 2003 (October 1, 2002, to September 30, 2003), EPCOS posted sales of EUR 1.27 billion. At September 30, 2003, the company employed about 13,300 people worldwide.

Accounting Principles

As permitted under § 292a of the German Commercial Code (Handelsgesetzbuch, HGB), EPCOS AG prepares its consolidated financial statements in accordance with United States Generally Accepted Accounting Principles (US GAAP). The company is thus released from the obligation to prepare consolidated financial statements in accordance with § 290 et seq. HGB.

This interim report was compiled in accordance with German Accounting Standard 6 (DRS 6).

We present EBIT because that is the basis on which we evaluate the operating performance of our four segments and of the Company as a whole. We believe that EBIT is a better measure of operating performance than operating income since the latter excludes the impact of foreign exchange gains and losses and other income and expense. In some fiscal years, these line items may have a significant impact on the relative performance of our segments. We calculate EBIT as net income plus (minus) minority interest, provision for income tax and the interest expense, net.

Good start to fiscal 2004

Results for Q1 2004 improve against previous quarter:

➢	New orders climb 12%

➢	Sales rise 4% to EUR 331 million

➢	Book-to-bill up from 1.03 to 1.11

➢	EBIT improves to EUR 12 million

In the first quarter of fiscal 2004 (October 1 to December 31, 2003), there was an encouraging improvement in new orders. At EUR 368 million, they topped the previous quarter’s figure of EUR 328 million by 12%. Sales rose 4% from EUR 317 million in the previous quarter to EUR 331 million. The book-to-bill ratio improved from 1.03 in the previous quarter to 1.11.

“Business picked up on a broad front in the first quarter”, said EPCOS President and CEO Gerhard Pegam. “The order intake revived in automotive and industrial electronics in particular; in consumer electronics and telecommunications, the good performance of the previous quarter was again attained.” Rising sales reflected brisk Christmas business, which was characterized by heavy demand in mobile phones and consumer electronics in particular.

The business revival covers all regions. First-quarter new orders rose most sharply in Germany and the NAFTA region. This reflects the strength of German companies in the industrial and automotive electronics markets, in which EPCOS is particularly successful. Advanced economic recovery in NAFTA is the reason for the rise in orders in that region. Sales likewise rose in all regions with the exception of Germany. This trend was most pronounced in Asia, where many manufacturers of consumer electronics products and mobile phones are located.

Good demand and ongoing efforts to cut costs enabled EPCOS to improve earnings before interest and tax (EBIT) to EUR 12 million from the previous quarter’s negative figure of EUR 11 million (which included EUR 15 million provided for restructuring). Earnings per share in the first quarter amounted to 15 eurocents versus minus 7 eurocents in the previous quarter.

Business segments

The book-to-bill ratio in the first quarter of 2004 was greater than one in all four segments.

In the Capacitors segment, sales rose 3% to EUR 86 million from the previous quarter’s EUR 83 million. Tantalum capacitors for mobile radio applications and film capacitors for consumer electronics were in particular demand. Due to the weak US dollar, pressure on prices intensified, especially in tantalum capacitors. This negative trend could not be offset by cost-cutting measures, so the Capacitors segment had to book a loss (negative EBIT) of EUR 4.0 million against the previous quarter’s negative figure of EUR 7.4 million.

Sales in Ceramic Components dropped 3% in the first quarter of 2004 to EUR 88 million from the previous quarter’s EUR 91 million. Like tantalum capacitors, ceramic capacitors were also hit badly by above-average price erosion. Sales of surge arresters and thermistors for wireline telecommunications also declined, but new orders for these products improved again in the first quarter. Sales of sensors and sensor systems for automotive and household electronics remained stable. In piezo actuators, on the other hand, sales for the quarter fell slightly as a result of year-end inventory adjustments. However, new orders rose significantly quarter on quarter. EBIT in Ceramic Components amounted to EUR 2.8 million in the quarter under review versus EUR 4.2 million in the previous quarter.

In the first quarter of 2004, the Surface Acoustic Wave Components (SAW) segment benefited most from brisk Christmas business. Sales climbed 13% from EUR 103 million in the previous quarter to EUR 116 million. SAW filters and integrated radio-frequency modules were equally in demand. These modules are primarily used in high-end handsets. But demand for filters and resonators for automotive electronics picked up as well. First-quarter EBIT in SAW Components improved considerably to EUR 16.0 million from the previous quarter’s negative figure of EUR 0.6 million.

In the Ferrites and Inductors segment, sales rose slightly by 1% from EUR 40 million in the previous quarter to EUR 41 million. Business in ferrites for DSL applications revived primarily in Asia and in the NAFTA region, and the severe price erosion slowed down somewhat. The Ferrites and Inductors segment managed to improve EBIT, cutting its losses from EUR 7.2 million in the previous quarter to EUR 2.4 million.

Outlook

EPCOS’ business volume has developed positively to this day. Economic recovery appears to be gaining momentum. Sales and earnings for the second quarter should be on a similar level with the first quarter’s figures.

“As far as the forecast for fiscal 2004 as a whole is concerned, we are convinced that we can increase sales and improve earnings significantly,” said Gerhard Pegam, “assuming that the euro/dollar exchange rate does not keep substantially deteriorating.”

N.B. All financial data has been compiled to US GAAP and is not audited except for data at September 30, 2003.

Live transmission of conference call

On February 5, 2004, the Management Board of EPCOS will inform analysts and investors of business performance in the first quarter of fiscal 2003 at a conference call starting at 4 p.m., Central European Time, 10 a.m. US Eastern Standard Time. This conference can be followed live at the EPCOS corporate website (www.epcos.com/conferencecall). A transcript of the speech will be available for downloading from 5 p.m., Central European Time, 11 a.m. US Eastern Standard time.

Further dates

The Annual General Meeting will be held on February 11, 2004, at the International Congress Center in Munich. Results for the second quarter of fiscal 2004 will be published on May 7, 2004.

This document may contain forward-looking statements with respect to EPCOS’ financial condition, results of operations, business, strategy and plans. In particular, statements using the words “expects”, “anticipates” and similar expressions, and statements with regard to management goals and objectives, expected or targeted revenue and expense data, or trends in results of operations or margins are forward-looking in nature. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including changes in our customers’ industries, slower growth in significant markets, changes in our relationships with our principal shareholders, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, currency fluctuations, unforeseen environmental obligations, and general economic and business conditions. EPCOS does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the Company’s financial results is provided in documents filed with the Bundesanstalt für Finanzdienstleistungsaufsicht and the US Securities and Exchange Commission.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME, UNAUDITED

for the 3 months ended December 31, 2003 and 2002 (EUR thousand, except per share data)

	2003	2002
Net sales
Third parties	274,598	272,445
Related parties	56,220	57,065

Total net sales	330,818	329,510
Cost of goods sold	(263,189)	(274,218)

Gross profit	67,629	55,292

Research and development expenses	(17,858)	(19,737)
Marketing and selling expenses	(29,899)	(29,268)
General and administrative expenses	(3,847)	(3,536)

	(51,604)	(52,541)

Operating income	16,025	2,751
Interest income	904	325
Interest expense	(2,552)	(2,551)
Foreign exchange gains (losses), net	(4,287)	271
Other income (expenses), net	614	(122)
Share of net losses of unconsolidated affiliates	—	(102)

Income before income taxes and minority interest	10,704	572
Provision for income taxes	(936)	(41)
Minority interest	(60)	(15)

Net income	9,708	516

Basic earnings per share	0.15	0.01
Diluted earnings per share	0.14	0.01

Reconciliation of Net income to EBIT
Net income	9,708	516

Minority interest	60	15

Provision for income taxes	936	41

Income before income taxes and minority interest	10,704	572

Interest expense, net	1,648	2,226

EBIT	12,352	2,798

See accompanying notes to unaudited consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

As of December 31, 2003 and September 30, 2003 (EUR thousand, except share data)

	December 31, 2003 (unaudited)	Sept. 30, 2003

ASSETS
Current assets
Cash and cash equivalents	171,415	195,797
Investment securities	25,000
Accounts receivable, net	184,594	185,292
Inventories, net	214,795	205,123
Prepaid expenses and other current assets	38,005	38,884
Deferred income taxes	6,834	7,523

Total current assets	640,643	632,619

Property, plant and equipment, net	618,121	649,527
Intangible assets, net	38,166	39,940
Deferred income taxes	90,918	83,022
Other assets	22,324	23,922

Total assets	1,410,172	1,429,030

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	113,508	132,887
Accrued expenses and other current liabilities	137,999	146,846
Short-term borrowings	99,650	96,728
Current portion of long-term debt	16,488	15,624
Deferred income taxes	18,541	12,236

Total current liabilities	386,186	404,321

Long-term debt, excluding current installments	212,200	215,003
Pension liabilities	119,771	118,437
Deferred income taxes	12,207	14,263
Other liabilities	38,117	37,635
Minority interest	537	695

Total liabilities	769,018	790,354

Shareholders’ equity
Share capital, – 87,300,000 shares authorized, 65,300,000 shares issued and 65,300,000 outstanding at December 31, 2003 and 65,275,000 outstanding at September 30, 2003	65,300	65,300
Additional paid-in capital	255,225	255,225
Retained earnings	366,598	357,282
Accumulated other comprehensive loss	(45,969)	(38,253)
Treasury shares at cost (25,000 shares at September 30, 2003 and zero shares at December 31, 2003)	—	(878)

Total shareholders’ equity	641,154	638,676

Total liabilities and shareholders’ equity	1,410,172	1,429,030

See accompanying notes to unaudited consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’

EQUITY AND COMPREHENSIVE INCOME/(LOSS), UNAUDITED

For the 3 months ended December 31, 2003 (EUR thousand)

	Share capital	Additional paid-in Capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury shares	Total shareholders’ equity
Balances as of September 30, 2003	65,300	255,225	357,282	(38,253)	(878)	638,676

Comprehensive Income:
Net Income	—	—	9,708	—	—	9,708
Currency translation adjustment	—	—	—	(6,878)	—	(6,878)
Cash flow hedges (net of tax 422)	—	—	—	(816)	—	(816)
Reclassification of gains to net income (net of tax 43)	—	—	—	(84)	—	(84)
Unrealized gains on securities	—	—	—	62	—	62

Total comprehensive income						1,992
Sale of treasury shares	—	—	(392)	—	878	486

Balances as of December 31, 2003	65,300	255,225	366,598	(45,969)	—	641,154

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’

EQUITY AND COMPREHENSIVE INCOME/(LOSS), UNAUDITED

For the 3 months ended December 31, 2002 (EUR thousand)

	Share Capital	Additional paid-in capital	Retained earnings	Accumulated other comprehensive Income (loss)	Treasury shares	Total shareholders’ Equity
Balances as of September 30, 2002	65,300	255,225	350,538	(28,007)	(878)	642,178

Comprehensive Loss:
Net Income	—	—	516	—	—	516
Currency translation adjustment	—	—	—	(3,694)	—	(3,694)
Unrealized gains on securities (net of tax 150)	—	—	—	234	—	234

Total comprehensive loss						(2,944)

Balances as of December 31, 2002	65,300	255,225	351,054	(31,467)	(878)	639,234

See accompanying notes to unaudited consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOW, UNAUDITED

For the 3 months ended December 31, 2003 and 2002 (EUR thousand)

	2003	2002
Cash flows from operating activities
Net income (loss)	9,708	516
Adjustment to reconcile net income to net cash provided by operating activities
Depreciation and amortization	37,818	39,325
Provision for doubtful accounts	151	(512)
(Gains)/loss on sale of property, plant and equipment	(94)	272
Share of net losses of unconsolidated affiliates	—	102
Minority interest	60	15
Deferred income tax	(3,099)	(2,018)
Changes in assets and liabilities, excluding effects of acquisitions
Decrease/(increase) in accounts receivable	(2,338)	14,731
Increase in inventories	(12,881)	(14,037)
Decrease/(Increase) in prepaid expenses and other current assets	(306)	6,552
(Decrease)/Increase in accounts payable	(15,373)	6,174
Decrease in accrued expenses and other current liabilities	(5,896)	(20,513)
Decrease/(Increase) in other assets	899	(2,414)
Increase in pension liabilities	1,834	655
Increase in other liabilities	1,022	1,712

Net cash provided by operating activities	11,505	30,560

Cash flows from investing activities
Proceeds from sale of equipment	417	12,184
Acquisitions of businesses, net of cash acquired	—	(9,127)
Capital expenditures	(13,280)	(23,331)
Investment securities	(25,000)	—
Investments in unconsolidated affiliates	—	(972)

Net cash used in investing activities	(37,863)	(21,246)

Cash flows from financing activities
Net (decrease)/increase in short-term borrowings	5,271	(128)
Proceeds from issuance of long-term debt	731	4,128
Principal payments on long-term debt	(1,940)	(4,202)
Principal payments under capital leasing obligations	(130)	(91)
Sale of treasury shares	486	—

Net cash provided by financing activities	4,418	(293)

Effect of exchange rate changes on cash	(2,442)	(1,317)
Increase/(Decrease) in cash and cash equivalents	(24,382)	7,704
Cash and cash equivalents at beginning of the period	195,797	31,707

Cash and cash equivalents at end of period	171,415	39,411

See accompanying notes to unaudited consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

Notes to unaudited interim consolidated financial statements

1. Basis of Presentation

The unaudited interim consolidated financial statements as of and for the three-month periods ended December 31, 2003, and 2002 reflect all adjustments consisting of normal recurring items, which are, in the opinion of management, necessary for a fair statement of the results of the interim periods presented. All significant intercompany balances and transactions as well as all significant intra group profits or losses arising on such transactions have been eliminated in the consolidated financial statements.

The results of operations for any interim period are not necessarily indicative of results for the full year. Such financial statements should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2003 included in the Company’s Annual Report for 2003.

2. Summary of significant accounting policies

Accounting changes –

Options granted to employees

Pursuant to SFAS No. 123, the Company has elected to apply Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for its stock-based compensation plans. The following table illustrates recorded compensation expense and the effect on net income and earnings per share if the Company had adopted the fair value based accounting method prescribed by SFAS No. 123:

CONSOLIDATED FINANCIAL STATEMENTS

NET INCOME (LOSS) AND EARNINGS (LOSS) PER SHARE
(EUR thousand, except share data)
	3-months ended December 31
	2003	2002
Net income (loss)
As reported	9,708	516
Stock-based employee compensation expense determined under fair value based accounting method, net of taxes	(1,743)	(3,237)
Pro forma	7,965	(2,721)

Basic earnings (loss) per share
As reported	0.15	0.01
Pro forma	0.12	(0.04)

Diluted earnings (loss) per share
As reported	0.14	0.01
Pro forma	0.12	(0.04)

3. Stock-based Compensation

The fair value of the Company’s stock options of fiscal 2004 and 2003 used to compute pro forma net income (loss) disclosures was estimated on the date of grant using the Black-Scholes option pricing model based on the following weighted-average assumptions for fiscal 2004 and 2003:

AVERAGE VALUES OF STOCK OPTIONS
periods ended December 31
	2003	2002
Risk-free interest rate	4.13%	4.03%
Expected life of options (in years)	5	5
Expected volatility	41%	50%
Expected dividend yield (in percentage)	1.24%	—

The following table summarizes stock option activity:

STOCK OPTION ACTIVITY
	Number of options	Weighted average exercise price per share (in EUR)
Balance as of September 30, 2003	1,737,750	52.03

Granted	495,000	21.76
Exercised	—	—
Forfeited	—	—

Balance as of December 31, 2003	2,232,750	45.32

CONSOLIDATED FINANCIAL STATEMENTS

4. Inventories, net

INVENTORIES, NET

(EUR thousand)
	December 31, 2003	September 30, 2003
Raw materials and supplies	55,959	52,518
Work in process	72,927	67,344
Finished products	85,909	85,261

Total inventories, net	214,795	205,123

Total inventories as of December 31, 2003 and September 30, 2003, are net of valuation allowances of EUR 26.050 million and EUR 27.875 million, respectively.

5. Goodwill and Intangible Assets

As from October 1, 2001, the Company adopted Statement of Financial Accounting Standard (“SFAS”) No. 142 Goodwill and Intangible Assets, whereby goodwill is no longer subjected to regular amortization. The goodwill allocated to business units will be reviewed at least annually or when circumstances indicate potential impairment and, if necessary, be written down to fair value. Furthermore, the Company has tested its goodwill for any transitional impairment and has concluded that there was no impairment in fiscal 2003.

The carrying amount of goodwill as of December 31, 2003, is as follows:

GOODWILL

Balance as of December 31, 2003 (EUR thousand)

Capacitors	Ceramic Components	SAW Components	Ferrites and inductors	Consolidated Total
1,862	4,093	286	13,823	20,064

Included in the Consolidated Balance Sheets as of December 31, 2003 and September 30, 2003 are the following categories of acquired intangible assets:

INTANGIBLE ASSETS (FINITE LIVES)

(EUR thousand)
	December 31, 2003		September 30, 2003
	Gross	Net	Gross	Net
Patents, licenses and similar rights	38,325	15,176	38,391	16,755
Customer lists	3,200	2,266	3,200	2,346
Other	950	661	947	702

Total intangible assets (finite lives)	42,475	18,103	42,538	19,803

Amortization related to intangible assets (finite lives) amounted to EUR 1.639 million for the three-month periods ended December 31, 2003, respectively (EUR 1.542 million for the three -month periods ended December 31, 2002, respectively). In accordance with SFAS No. 142, the Company reassessed the useful lives of all other intangible assets in the first three months of fiscal year 2004. There were no changes to such lives and there are no expected

CONSOLIDATED FINANCIAL STATEMENTS

residual values associated with these intangible assets. Patents are amortized over the term of the patents, or as for the customer lists, over ten years. Licenses are amortized over the term of the licensing agreement.

The development of the intangible assets (finite lives) of the estimated fiscal year amortization expense is as follows:

ESTIMATED AMORTIZATION EXPENSE

Fiscal years (EUR thousand)

2004	6,821

2005	5,791

2006	2,379

2007	1,964

2008	990

6. Product warranties

The current and noncurrent accruals for product warranties developed as follows:

THREE MONTHS ENDED DECEMBER 31, 2003

(EUR thousand)
Balance as of October 1, 2003:	4,267

Increase in accruals related to warranties issued during reporting	14
Increase in accruals related to preexisting	325
Utilization of accruals/reduction in liabilities (-)	(483)
Non-utilization of accruals/liabilities (-)	(780)
Foreign exchange translation adjustment	(13)

Accrual as of end of period	3,330

CONSOLIDATED FINANCIAL STATEMENTS

7. Earnings per Share

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that would occur if the potentially dilutive common shares, such as on the exercise of options, had been issued.

The following table sets forth the computation of basic and diluted earnings per share for the three-month periods ended December 31, 2003 and 2002:

EARNINGS PER SHARE

(EUR thousand, except share data)
	3-months ended December 31
	2003	2002
Net income—basic	9,708	516
Interest expense on convertible bonds (net of tax)	533	—
Net income—diluted	10,241	516
Denominator for basic earnings per share— weighted average shares	65,284,511	65,275,000
Effect of dilutive shares—stock	104,936	—
Effect of dilutive shares—convertible bonds	6,500,000	—
Denominator for diluted earnings per share—weighted average shares adjusted for dilutive shares	71,889,447	65,275,000
Basic earnings per common share, Euro	0.15	0.01
Diluted earnings per common share, Euro	0.14	0.01

CONSOLIDATED FINANCIAL STATEMENTS

8. Business Segments

FINANCIAL INFORMATION ON THE BUSINESS SEGMENTS

(EUR million)
	Capacitors	Ceramic Components	SAW Components	Ferrites and Inductors	Eliminations	Consolidated total
3 months ended December 31, 2003

Orders received	92.7	107.2	118.0	49.8	—	367.7
Net sales	85.5	88.3	116.2	40.8	—	330.8
EBIT	(4.0)	2.8	16.0	(2.4)	—	12.4
Interest result, net						(1.7)
Income before income taxes and minority interest						10.7
Provision for income taxes						(0.9)
Minority interest						(0.1)
Net income						9.7

Depreciation and amortization	7.6	8.0	18.0	3.6	0.6	37.8
Capital expenditures	1.8	5.3	4.4	1.0	0.8	13.3

3 months ended December 31, 2002

Orders received	89.7	94.4	114.2	41.7	—	340.0
Net sales	89.8	87.2	114.6	37.9	—	329.5
EBIT	1.5	0.1	9.0	(7.8)	—	2.8
Interest result, net						(2.2)
Income before income taxes and minority interest						0.6
Provision for income taxes						(0.1)
Minority interest						0.0
(Net income)						0.5

Depreciation and amortization	7.6	9.5	18.0	3.5	0.7	39.3
Capital expenditures	5.5	5.4	7.5	4.7	0.2	23.3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPCOS AG
Dated: February 5, 2004	By:	/s/ Peter Knoll
Name: Mr. Peter Knoll
Title: General Counsel EPCOS AG